Exhibit 99.3


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE



                      ELBIT MEDICAL IMAGING LTD. ANNOUNCES
                      ------------------------------------
                           THIRD QUARTER 2004 RESULTS
                           --------------------------

      Recent Transactions Significantly Increase Net Income and Reduce Debt

Tel Aviv, Israel - December 6, 2004- Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its consolidated results for the three and nine-month periods ended September 30, 2004.

Highlights of Third Quarter 2004:

On July 30, 2004, Plaza Centers (Europe) BV ("PC"), EMI's wholly owned subsidiary finalized the sale of 12 shopping centers owned and operated by PC in Hungary, to Klepierre Group of France ("Klepierre"), a leading owner and operator of shopping centers in Europe. The cash consideration paid to PC and its subsidiaries, totaled approximately (euro) 94.3 million (approximately $116.7 million). Such consideration was determined according to the net asset value of the centers, which was estimated at approximately (euro) 288 million (approximately $356 million). The profit from the sale is estimated at between NIS 140 million (approximately $31 million) and NIS 200 million (approximately $41 million) (deriving mainly from gains associated with the realization of translation funds), of which NIS 140 million (approximately $31 million) was recorded in the company's profit and loss in the reported quarter.

On November 1, 2004, PC signed Heads of Terms with Dawnay Day Europe Limited (part of the Dawnay Day Group, a leading financial and property group in the United Kingdom) ("Dawnay Day"), by which, subject to the fulfillment of certain conditions as specified below, Dawnay Day shall acquire four shopping and entertainment centers owned and operated by Plaza Centers in Hungary.

The asset value of the four acquired centers agreed between the parties totals approximately (euro)56.5 million (approximately $72 million), subject to certain adjustments as determined in the Heads of Terms. The aggregate net cash consideration which it is anticipated will be paid to PC, is estimated at the date of this report to be approximately (euro)17.7 million (approximately $22 million). This amount was determined according to the asset value of the acquired centers after deduction of the financing and other liabilities of the companies owning the shopping centers being acquired, plus certain net cash assets pertaining to the acquired centers. The consideration may be subject to adjustments, which may be required 60 days after the consummation of the transaction on the basis of agreed financial data as at the closing date.

On September 28, 2004 InSightec Image Guided Treatment Ltd ("InSightec") signed an agreement for an internal round of financing totaling $21 million from its existing investors, Elbit Ultrasound (Netherlands) B.V. a subsidiary of the company, GE Capital Equity Holdings Inc., a subsidiary of General Electric Company (NYSE:GE) and MediTech Advisors LP ("MTA"), a private firm specializing in the healthcare marketplace. Following the completion of this latest investment, the Company's shareholdings in InSightec on a fully diluted basis will total 52.16%.

On October 23, 2004 InSightec received pre-market approval (PMA) for its ExAblate(R) 2000 system for non-invasive surgery for symptomatic uterine fibroids from the U.S. Food and Drug Administration (FDA).

On November 21, 2004 the Company announced a tender offer to repurchase, at a price of $11.40 per share, up to an aggregate of 2,800,000 of its Ordinary Shares, representing approximately 11.50% of the Company's issued and outstanding share capital (approximately 11.33% on a fully diluted basis) and approximately 11.65% of the voting rights in the Company (approximately 11.48% on a fully diluted basis).

On November 29, 2004, the Company together with its subsidiary Elscint Ltd. ("Elscint"), entered into a binding Term Sheet with Taya Communications Ltd., an unrelated third party, for the establishment of a joint venture company ("the Tendering Company") which shall submit a bid in the tender published by the Second Television and Radio Authority for the award of a license for the operation of the "Channel 2" television channel in Israel for a 10 year period.

Mr. Shimon Yitzhaki, President of Elbit Medical Imaging commented: "Following the Klepierre transaction, the Company has reported a substantial profit of over NIS 90 million (approximately $20.5 million) for the reported period, and a decrease of approximately NIS 1 billion (approximately $227 million) in the Company's outstanding loan balance, which create a significant improvement in the Company's financial ratios.

"The due diligence investigations currently being conducted by the Dawnay Day financial Group of London, followed by the subsequent sale of the four remaining shopping and entertainment centers owned by PC in Hungary, are scheduled to be concluded during the forth quarter of 2004. Additionally, the profits for this quarter include an increase in "Arena's" turnover which can be attributed to the entry of additional shops and the operations of the "Tornado" and "Arena Rainforest" attractions, both of which enjoyed a large number of visitors during the summer vacation."

"Our participation in the Channel 2 tender, which involves low financial risk, will assist the Company's positioning within the media sector and is a strategic and moral decision which creates a synergy with our cumulative experience in the leisure culture sector in Israel and abroad," added Mr. Yitzhaki.

Operating Results:

Net income for the third quarter of 2004 totaled NIS 90.4 million ($20 million) or NIS 3.94 per basic share (approximately $0.87 per share), compared with net income of NIS 14.1 million in the corresponding period last year.

The breakdown of revenue by sector of activity is presented in the following table (in NIS thousands):


----------------------------------------------------------------------------------------------------------------------------
                                   For the nine-month                    For the three-month           For the year ended
                                   period ended Sep 30                   period ended Sep 30               December 31
                          --------------------------------------------------------------------------------------------------
                             2004       %       2003       %       2004       %      2003       %        2003         %
----------------------------------------------------------------------------------------------------------------------------
Operating commercial       252,786     57     238,556     64      56,935     50     102,584     67      347,056      63
centers
----------------------------------------------------------------------------------------------------------------------------
Hotels operation and       160,342     37     125,981     34      51,063     45     47,604      31      189,205      34
management
----------------------------------------------------------------------------------------------------------------------------
Leasing fees etc.            9,922      2       9,714      2       3,316      3      3,388      2        13,495       3
----------------------------------------------------------------------------------------------------------------------------
Medical systems             19,457      4        -         -       2,239      2        -        -          -          -
----------------------------------------------------------------------------------------------------------------------------
Total revenues             442,507            374,251            113,553           153,576              549,756
----------------------------------------------------------------------------------------------------------------------------

The breakdown of gross profit by sector of activity is presented in the following table (in NIS thousands):


--------------------------------------------------------------------------------------------------------------------------
                                   For the nine-month                    For the three-month          For the year ended
                                   period ended Sep 30                   period ended Sep 30              31 December
                          ------------------------------------------------------------------------------------------------
                             2004       %       2003       %       2004       %      2003       %        2003        %
--------------------------------------------------------------------------------------------------------------------------
Operating commercial        96,288     38     111,968     47      15,243     27     48,294      47      154,140     44
centers
--------------------------------------------------------------------------------------------------------------------------
Hotels operation and        17,237     11       2,857      2       4,762      9      2,733       6       11,515      6
management
--------------------------------------------------------------------------------------------------------------------------
Leasing fees etc.            7,505     76       7,315     75       2,534     76      2,580      76        9,985     74
--------------------------------------------------------------------------------------------------------------------------
Medical systems             15,809     81        -         -       1,321     59        -
--------------------------------------------------------------------------------------------------------------------------
Total Gross Profit         136,839     31     122,140     33      23,860     21     53,607      35      175,640     32
--------------------------------------------------------------------------------------------------------------------------

The percentages in the above table refer to gross margins (gross profit as a percentage of the revenue in each respective sector).

The decrease in revenues in the reported quarter was due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group during the reported quarter.

The increase in revenues in the nine-month period ended September 30, 2004 was due to the inclusion of the activities of Elscint's "Arena" mall in Herzlia, Israel, starting June 30, 2003.

Consolidated administrative and general costs for the three months ended September 30, 2004, totaled NIS 23 million ($5.1 million), compared with approximately NIS 23.7 million in the corresponding period last year.

The consolidated net financing loss in the nine month period ended September 30, 2004 was NIS 54.1 million ($12 million), compared with a net financing loss of NIS 171 million in the corresponding period last year.

The substantial decrease in net financing expenses, compared with the corresponding period last year, resulted primarily from a combination of the following factors:

      1. Income from exchange rate differences of NIS 69 million (approximately $15.4 million) for the nine-month period was generated by the significant re-valuation (5%) of the Hungarian Forint which was until April 1, 2004, the functional currency of the operations in that country, in relation to the Euro, which is the currency used in financing these activities. In the previous year's corresponding period, a financing expense of NIS 75 million was incurred due to substantial devaluation in Hungary and Poland (3.8% and 14.9% respectively).

      2. Finance expenses in the nine-month period ended September 30, 2004 resulted from interest on Plaza Center's bank loans totaling NIS 43 million compared to NIS 59 million in last year's corresponding period. This can be credited to the reduction in the amount of outstanding loans due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group during the reported quarter.

      3. Financing expenses of NIS 9 million ($2 million), resulted mainly from differences in exchange rates of currencies financing the operations of the Company and its Dutch subsidiary Elbit Ultrasound Netherlands BV (mainly the US Dollar), which derived principally from devaluation of the NIS in relation to the US Dollar (at a rate of 2.3%). This compares with financing income of NIS 38 million in the corresponding period of last year, which resulted mainly from real devaluation of the above financing currencies.

Other net income for the nine-month period ended September 30, 2004 was NIS 106 million, compared to NIS 40.4 million in the corresponding period last year. Other net income resulted mainly from a gain of NIS 140 million from the sale of 12 shopping centers in Hungary, NIS 13 million in income from the decrease in the Company's beneficial ownership in InSightec, and a loss of NIS 42 million from a provision for the impairment of operating commercial centers.

The current ratio at September 30, 2004 stands at 0.76 compared to 0.48 on December 31, 2003.

The basic net earnings per share for the nine-month period ending September 30, 2004, was NIS 2.88 per share (approximately $0.64 per share).

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through our subsidiary Elscint; and (iii) research and development in the image guided focused ultrasound activities through our subsidiary InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Company Contact:                                Investor Contact:
----------------                                -----------------
Marc Lavine, Adv.                               Rachel Levine
Elbit Medical Imaging Ltd.                      The Anne McBride Company
+972-3-608-6011                                 +212-983-1702 x207
mlavine@europe-israel.com                       rlevine@annemcbride.com



                             Financial Tables Follow

                           ELBIT MEDICAL IMAGING LTD.


                                                             At Sep 30,                  At Sep 30,             At December 31,
                                                     --------------------------------------------------------------------------
                                                                2004               2004              2003             2003
                                                     --------------------------------------------------------------------------
                                                       Convenience translation          NIS 000's                  NIS 000's
                                                           US Dollar 000's
                                                     --------------------------------------------------------------------------
                                                                                       (Unaudited)                 (Audited)
                                                     --------------------------------------------------------------------------

Current assets
--------------
Cash and cash equivalents                                     113,882           510,419           162,758           163,476
-------------------------------------                       ---------         ---------         ---------         ---------
Short term deposits and investments                            61,722           276,642           298,986           291,031
------------------------------------                        ---------         ---------         ---------         ---------
Trade account receivables                                       8,445            37,852            46,931            42,437
------------------------------------                        ---------         ---------         ---------         ---------
Receivables and other current assets                           14,984            67,159            89,683            76,055
------------------------------------                        ---------         ---------         ---------         ---------
Inventories                                                     1,703             7,633             3,319             4,688
                                                            ---------         ---------         ---------         ---------
                                                              200,736           899,705           601,677           577,687
                                                            ---------         ---------         ---------         ---------
Long term investments and receivables
-------------------------------------
Deposits, debentures and long term loans                                      ---------         ---------         ---------
and receivables                                                25,309           113,438            96,402           110,846
----------------------------------------
Investments in investees and others                            26,894           120,541            83,237           107,561

                                                            ---------         ---------         ---------         ---------
                                                               52,203           233,979           179,639           218,407
Hotels, commercial centers and other fixed
------------------------------------------                  ---------         ---------         ---------         ---------
assets                                                        749,866         3,360,902         4,379,349         4,629,675
------------------------------------------                  ---------         ---------         ---------         ---------
Other assets and deferred expenses                             11,104            49,768            98,539            85,798
------------------------------------------                  ---------         ---------         ---------         ---------

------------------------------------------                  ---------         ---------         ---------         ---------
Assets related to discontinued operations                       3,323            14,893            15,517            16,228
------------------------------------------                  ---------         ---------         ---------         ---------
                                                            1,017,232         4,559,247         5,274,721         5,527,795
                                                           ==========         =========         =========         =========
Current liabilities
-------------------
Short term borrowings                                         203,617           912,614         1,192,353           917,809
---------------------                                       ---------         ---------         ---------         ---------
Trade account payables                                         18,343            82,214            66,503            88,580
----------------------                                      ---------         ---------         ---------         ---------
Payables and other current liabilities                         42,451           190,265           185,534           172,026
                                                            ---------         ---------         ---------         ---------
                                                              264,411         1,185,093         1,444,390         1,178,415
                                                            ---------         ---------         ---------         ---------
Long term liabilities
---------------------
Loans from banks                                              403,026         1,806,364         2,219,209         2,704,715
---------------------------------------                    ----------         ---------         ---------         ---------

--------------------------------------

Other liabilities                                              27,222           122,010           129,167           136,611
                                                            ---------         ---------         ---------         ---------
                                                              430,248         1,928,374         2,348,376         2,841,326
                                                            ---------         ---------         ---------         ---------

Liabilities related to discontinued
--------------------------------------
operations                                                  ---------         ---------         ---------         ---------
----------                                                     17,485            78,371            90,642            82,802
                                                            ---------         ---------         ---------         ---------
Minority interest
--------------------------------------                         99,553           446,198           457,515           471,606
                                                            ---------         ---------         ---------         ---------
Shareholders' equity                                          205,535           921,211           933,798           953,646
--------------------------------------                      ---------         ---------         ---------         ---------
                                                            1,017,232         4,559,247         5,274,721         5,527,795
                                                            =========         =========         =========         =========


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                           ELBIT MEDICAL IMAGING LTD.

                                                    Nine months              Three months           Year         Nine months
                                                       ended                   ended               ended            ended
                                                      Sep 30,                  Sep 30,          December 31,       Sep 30,
                                             -----------------------   ----------------------    -----------    -------------
                                               2 0 0 4      2 0 0 3       2 0 04      2 0 0 3      2 0 0 3          2 0 0 4
                                                                                                                  Convenience
                                                                                                                  translation
                                             (Unaudited)  (Unaudited)   (Unaudited) (Unaudited)   (Audited)     (Unaudited) US$
                                             -----------  -----------   ----------- -----------   ---------     ---------------
                                                                      NIS in thousands                            in thousands
                                             --------------------------------------------------------------     ---------------

Revenues:
Commercial center operations                   252,786      238,556       56,935      102,584      347,056           56,400
Hotel operations                               160,342      125,981       51,063       47,604      189,205           35,775
Property leases                                  9,922        9,714        3,316        3,388       13,495            2,214
Medical Systems                                 19,457         --          2,239         --           --              4,341
                                              --------     --------     --------     --------     --------         --------
                                               442,507      374,251      113,553      153,576      549,756           98,730
                                              --------     --------     --------     --------     --------         --------

Costs:
Commercial center operations                   156,498      126,588       41,692       54,290      192,916           34,917
Hotel operations                               143,105      123,124       46,301       44,871      177,690           31,929
Cost of property leases                          2,417        2,399          782          808        3,510              539
Medical Systems                                  3,648         --            918         --           --                814
                                              --------     --------     --------     --------     --------         --------
                                               305,668      252,111       89,693       99,969      374,116           68,199
                                              --------     --------     --------     --------     --------         --------
Gross Profit                                   136,839      122,140       23,860       53,607      175,640           30,531
 Initiation costs of projects                    1,337        5,577          978        1,544        8,839              298
 Research and development
   expenses, net                                30,747       31,851        9,652       12,655       43,719            6,860
Marketing and selling expenses                  33,859       18,298       10,186        7,105       30,969            7,554
General and administrative expenses             62,589       62,670       22,924       23,734       87,035           13,965
                                              --------     --------     --------     --------     --------         --------
                                               128,532      118,396       43,740       45,038      170,562           28,677
                                              --------     --------     --------     --------     --------         --------
Operating income (loss)
  before net financing income                    8,307        3,744      (19,880)       8,569        5,078            1,854
Financing income (expenses), Net               (54,143)    (171,737)     (27,046)      (9,361)    (211,821)         (12,080)
                                              --------     --------     --------     --------     --------         --------
Operating income (loss)
  after net financing income (expenses)        (45,836)    (167,993)     (46,926)        (792)    (206,743)         (10,226)
Other income (expenses), net                   105,983       40,406      121,379       16,291       34,652           23,646
                                              --------     --------     --------     --------     --------         --------
Income (loss) before taxes on income            60,147     (127,587)      74,453       15,499     (172,091)          13,420
Taxes on income                                 18,150       (9,452)       1,061        5,865      (20,217)           4,050
                                              --------     --------     --------     --------     --------         --------
Income (loss) after taxes on income             41,997     (118,135)      73,392        9,634     (151,874)           9,370
Equity in losses of investee Companies,
  net                                           (9,609)     (14,605)      (1,333)      (1,961)     (20,951)          (2,144)
Minority-interest in losses
  (income) of subsidiaries, net                 30,533       35,360       15,872        7,832       48,671            6,812
                                              --------     --------     --------     --------     --------         --------
Income (loss) from Continuing operations        62,921      (97,380)      87,931       15,505     (124,154)          14,038
Loss from discontinued Operations, net           3,305        8,627        2,457       (1,386)      12,073              737
Net income (loss) for the period                66,226      (88,753)      90,388       14,119     (112,081)          14,775
  Earnings (loss) per share
   - (in NIS)
   From continuing operations                     2.74        (4.36)        3.83         0.69        (5.56)            0.61
   From discontinued operations                   0.14         0.39         0.11        (0.06)        0.54             0.03
                                              --------     --------     --------     --------     --------         --------
   Net earnings (loss) per share                  2.88        (3.97)        3.94         0.63        (5.02)            0.64
                                              ========     ========     ========     ========     ========         ========
   Diluted earnings per share                     2.88        (3.97)        3.94         0.63        (5.02)            0.64
                                              ========     ========     ========     ========     ========         ========
Basic weighted average number of shares
(in thousands)                                  22,965       22,337       22,965       22,337       22,337           22,337
                                              ========     ========     ========     ========     ========         ========
Diluted weighted average number of
shares (in thousands)                           22,965       22,337       22,965       22,337       22,337           22,337
                                              ========     ========     ========     ========     ========         ========